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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No.____)*

                           Sunrise Senior Living, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    86768K106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 27, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

-------------------                                            -----------------
CUSIP No. 011537316                   13G                      Page 2 of 9 Pages
-------------------                                            -----------------


1     NAMES OF REPORTING PERSONS

      Wesley Capital Management, LLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 52-2280947

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |_|

      (b)   |_|

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES                5     SOLE VOTING POWER

  BENEFICIALLY                              -0-

 OWNED BY EACH                  6     SHARED VOTING POWER

REPORTING PERSON                            2,581,300 (See Item 2)

      WITH                      7     SOLE DISPOSITIVE POWER

                                            -0-

                                8     SHARED DISPOSITIVE POWER

                                            2,581,300 (See Item 2)

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,581,300 (See Item 2)

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                          |_|

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.13%

12    TYPE OF REPORTING PERSON (See Instructions)

            OO

-------------------                                            -----------------
CUSIP No. 011537316                   13G                      Page 3 of 9 Pages
-------------------                                            -----------------


1     NAMES OF REPORTING PERSONS

      Arthur Wrubel

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |_|

      (b)   |_|

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER OF SHARES                5     SOLE VOTING POWER

  BENEFICIALLY                              -0-

 OWNED BY EACH                  6     SHARED VOTING POWER

REPORTING PERSON                            2,581,300  (See Item 2)

      WITH                      7     SOLE DISPOSITIVE POWER

                                            -0-

                                8     SHARED DISPOSITIVE POWER

                                            2,581,300  (See Item 2)

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,581,300 (See Item 2)

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                          |_|

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.13%

12    TYPE OF REPORTING PERSON (See Instructions)

            IN

-------------------                                            -----------------
CUSIP No. 011537316                   13G                      Page 4 of 9 Pages
-------------------                                            -----------------


1     NAMES OF REPORTING PERSONS

      John Khoury

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |_|

      (b)   |_|

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada

NUMBER OF SHARES                5     SOLE VOTING POWER

  BENEFICIALLY                              -0-

 OWNED BY EACH                  6     SHARED VOTING POWER

REPORTING PERSON                            2,581,300  (See Item 2)

      WITH                      7     SOLE DISPOSITIVE POWER

                                            -0-

                                8     SHARED DISPOSITIVE POWER

                                            2,581,300  (See Item 2)

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,581,300 (See Item 4)

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
       Instructions)                                                         |_|

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.13%

12    TYPE OF REPORTING PERSON (See Instructions)

            IN

-------------------                                            -----------------
CUSIP No. 011537316                   13G                      Page 5 of 9 Pages
-------------------                                            -----------------


Item 1. NAMES OF REPORTING PERSONS

      (a)   Name of Issuer

            The name of the Issuer is Sunrise Senior Living, Inc.

      (b)   Address of Issuer's Principal Executive Offices

            The Issuer's principal executive office is located at 7902 Westpark Drive, McLean, Virginia 22102

Item 2.

      (a)   Name of Person Filing

            This  Schedule  13G  is  being  jointly  filed  by  Wesley   Capital
      Management LLC, a Delaware limited liability company (the "Management Company"), Mr. Arthur Wrubel and Mr. John Khoury with respect to the ownership of the shares of Common Stock of the Issuer by three hedge funds and a managed account (collectively, the "Funds") for which the Management Company serves investment manager or advisor.(1) Mr. Wrubel, Mr. Khoury and the Management Company are referred to in this Schedule 13G as the "Reporting Persons."

            The  Reporting  Persons have entered into a Joint Filing  Agreement, dated March 9, 2007, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

      (b)   Address of Principal Business Office, or if none, Residence

            The address of the principal business office of each of the Reporting Persons is 717 5th Avenue, 14th Floor, New York, NY 10022.

      (c)   Citizenship

            The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Wrubel is a United States citizen. Mr. Khoury is a Canadian citizen.

      (d)   Title of Class of Securities

            Common Stock, par value $.01 per share.

      (e)   CUSIP Number

            86768K106

(1) The Management Company serves as investment manager or advisor to Wesley Capital L.P., a Delaware limited partnership, Wesley Capital Master Fund Limited, a Cayman Islands corporation, Wesley Capital QP, L.P., a Delaware limited partnership, and a managed account. Accordingly, the Management Company may be deemed to be the beneficial owner of the shares of Common Stock of the Company held by the Funds. Mr. Wrubel and Mr. Khoury are Managing Members of the Management Company, and together they control its business activities. Accordingly each of Mr. Wrubel and Mr. Khoury may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Funds. The Management Company, Mr. Wrubel and Mr. Khoury each disclaim beneficial ownership of the shares of Common Stock of the Issuer held by the Funds, except to the extent of any pecuniary interest, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

-------------------                                            -----------------
CUSIP No. 011537316                   13G                      Page 6 of 9 Pages
-------------------                                            -----------------


Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d.2(b) or (c), check whether the person filing is a:

            Not applicable.

Item 4. Ownership

      A.    Wesley Capital Management, LLC(2)

            (a)   Amount beneficially owned: 2,581,300

            (b)   Percent of class: 5.13%

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or direct the vote: -0-

                  (ii)  Shared power to vote or direct the vote: 2,581,300

                  (iii) Sole power to dispose or direct the disposition: -0-

                  (iv)  Shared  power to  dispose  or  direct  the  disposition:
                        2,581,300

      B.    Arthur Wrubel(2)

            (a)   Amount beneficially owned: 2,581,300

            (b)   Percent of class: 5.13%.

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or direct the vote: 0

                  (ii)  Shared power to vote or direct the vote: 2,581,300

                  (iii) Sole power to dispose or direct the disposition: 0

                  (iv)  Shared  power to  dispose  or  direct  the  disposition:
                        2,581,300

(2)   See note 1.

-------------------                                            -----------------
CUSIP No. 011537316                   13G                      Page 7 of 9 Pages
-------------------                                            -----------------


      C.    John Khoury(2)

            (a)   Amount beneficially owned: 2,581,300

            (b)   Percent of class: 5.13%.

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or direct the vote: 0

                  (ii)  Shared power to vote or direct the vote: 2,581,300

                  (iii) Sole power to dispose or direct the disposition: 0

                  (iv)  Shared  power to  dispose  or  direct  the  disposition:
                        2,581,300

Item 5. Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

      See response to Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

      Not applicable.

Item 8. Identification and Classification of Members of the Group

      Not applicable.

Item 9. Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

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CUSIP No. 011537316                   13G                      Page 8 of 9 Pages
-------------------                                            -----------------


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2007

                                                  Wesley Capital Management, LLC

                                                  By: /s/ Arthur Wrubel
                                                      --------------------------
                                                      Name: Arthur Wrubel
                                                      Its:  Managing Member

                                                  Wesley Capital Management, LLC

                                                  By: /s/ John Khoury
                                                      --------------------------
                                                      Name: John Khoury
                                                      Its:  Managing Member

                                                  /s/ Arthur Wrubel
                                                  ------------------------------
                                                  Arthur Wrubel, individually

                                                  /s/ John Khoury
                                                  ------------------------------
                                                  John Khoury, individually

                                                                       Exhibit A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

      (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

      (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: March 9, 2007

                                                  Wesley Capital Management, LLC

                                                  By: /s/ Arthur Wrubel
                                                      --------------------------
                                                      Name: Arthur Wrubel
                                                      Its:  Managing Member

                                                  Wesley Capital Management, LLC

                                                  By: /s/ John Khoury
                                                      --------------------------
                                                      Name: John Khoury
                                                      Its:  Managing Member

                                                  /s/ Arthur Wrubel
                                                  ------------------------------
                                                  Arthur Wrubel, individually

                                                  /s/ John Khoury
                                                  ------------------------------
                                                  John Khoury, individually